Exhibit 99.1
DHT Holdings, Inc. – Overseas Shipholding Group, Inc. files motions to reject charters

ST. HELIER, CHANNEL ISLANDS, December 11, 2012 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) announced that Overseas Shipholding Group, Inc. and certain of its subsidiaries (collectively, “OSG”) filed rejection motions on December 6, 2012 with the U.S. Bankruptcy Court for the District of Delaware (the “Court”), which motions seek the Court’s approval to reject the bareboat charters for the Overseas Newcastle and the Overseas London.  Pursuant to these two bareboat charters, the Company had placed the two vessels on bareboat charters to OSG through December 2014 (Overseas Newcastle) and January 2018 (Overseas London).  The Company currently expects that the two vessels will be redelivered to its subsidiaries in the coming weeks.  As discussed in the Company’s third quarter earnings release issued on October 23, 2012, the Company adjusted the carrying value of its fleet through an impairment charge.  DHT does not expect any further impairment charge as a result of the redelivery of the two vessels.

The Company will continue to monitor the OSG bankruptcy proceedings.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Aframax and Suezmax segments. We operate out of Oslo, Norway, through our wholly owned management company. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a clean corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com